

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2013

<u>Via E-mail</u>
Mr. Kenneth J. Yonika
Chief Financial Officer
Capital Group Holdings, Inc.
16624 North 90th Street, Suite 200
Scottsdale, AZ 85260

Re: Capital Group Holdings, Inc.
Item 4.01 Form 8-K
Filed September 17, 2013
File No.   000-17064

Dear Mr. Yonika:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Accounting Branch Chief